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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.


                                                Commission File Number 333-58055
                                                                       ---------

                          PECO Energy Transition Trust
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             (Exact name of registrant as specified in its charter)

 c/o First Union Trust Company, National Association, One Rodney Square,
920 King Street, Wilmington, DE 19801, and its telephone number is
                                 (302) 888-7532
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Series 2001-A Transition Bonds: Class A-1; Series 2000-A Transition Bonds:
        Class A-1, Class A-2, Class A-3 and Class A-4, and Series 1999-A
         Transition Bonds: Class A-1, Class A-2, Class A-3, Class A-4,
                       Class A-5, Class A-6 and Class A-7
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            (Title of each class of securities covered by this Form)

                                      None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  / /      Rule 12h-3(b)(1)(i)  /X/
             Rule 12g-4(a)(1)(ii) / /      Rule 12h-3(b)(1)(ii) / /
             Rule 12g-4(a)(2)(i)  / /      Rule 12h-3(b)(2)(i)  / /
             Rule 12g-4(a)(2)(ii) / /      Rule 12h-3(b)(2)(ii) / /
                                           Rule 15d-6 --------  /X/


Approximate number of holders of record as of the certification or notice date: 98

Pursuant to the requirements of the Securities Exchange Act of 1934 PECO Energy Transition Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2002
      ----------------

BY: /s/ George Shicora
    -----------------------------------
         George Shicora
         Beneficiary Trustee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.